SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(RULE 13D-102)

INFORMATION STATEMENT PURSUANT TO RULE 13D-1

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 61)

V.F. Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

918204108

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 918204108	Page 1 of 8 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons The PNC Financial Services Group, Inc. 25-1435979
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization Pennsylvania
Number of Shares Beneficially Owned By Each Reporting Person With	5)	Sole Voting Power 66,818
	6)	Shared Voting Power 21,585,971*
	7)	Sole Dispositive Power 29,335
	8)	Shared Dispositive Power 21,595,419*
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 21,655,648*
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions ☐
11)	Percent of Class Represented by Amount in Row (9) 19.66
12)	Type of Reporting Person (See Instructions) HC

*	See the response to Item 6.

CUSIP No. 918204108	Page 2 of 8 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons PNC Bancorp, Inc. 51-0326854
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5)	Sole Voting Power 66,818
	6)	Shared Voting Power 21,585,971*
	7)	Sole Dispositive Power 29,335
	8)	Shared Dispositive Power 21,595,419*
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 21,655,648*
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions ☐
11)	Percent of Class Represented by Amount in Row (9) 19.66
12)	Type of Reporting Person (See Instructions) HC

*	See the response to Item 6.

CUSIP No. 918204108	Page 3 of 8 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons PNC Bank, National Association 22-1146430
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	5)	Sole Voting Power 66,818
	6)	Shared Voting Power 21,585,971*
	7)	Sole Dispositive Power 29,335
	8)	Shared Dispositive Power 21,595,419*
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 21,655,648*
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions ☐
11)	Percent of Class Represented by Amount in Row (9) 19.66
12)	Type of Reporting Person (See Instructions) BK

*	See the response to Item 6.

CUSIP No. 918204108	Page 4 of 8 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons PNC Capital Advisors, LLC 27-0640560
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5)	Sole Voting Power 2,262
	6)	Shared Voting Power -0-
	7)	Sole Dispositive Power 1,429
	8)	Shared Dispositive Power 1,701
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,130*
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions ☐
11)	Percent of Class Represented by Amount in Row (9) Less than 0.01
12)	Type of Reporting Person (See Instructions) IA

*	See the response to Item 6.

CUSIP No. 918204108	Page 5 of 8 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons PNC Delaware Trust Company 81-0581990
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5)	Sole Voting Power 85
	6)	Shared Voting Power 345,805*
	7)	Sole Dispositive Power 110
	8)	Shared Dispositive Power 345,805*
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 345,915*
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions ☐
11)	Percent of Class Represented by Amount in Row (9) 0.31
12)	Type of Reporting Person (See Instructions) BK

*	See the response to Item 6.

Page 6 of 8 Pages

ITEM 2	(a) -	NAME OF PERSON FILING:

The PNC Financial Services Group, Inc.; PNC Bancorp, Inc.; PNC Bank, National Association; PNC Capital Advisors, LLC; and PNC Delaware Trust Company

ITEM 2	(b) -	ADDRESS OF PRINCIPAL BUSINESS OFFICE:

The PNC Financial Services Group, Inc. - One PNC Plaza, 249 Fifth Avenue, Pittsburgh, PA 15222-2707

PNC Bancorp, Inc. - 22 Delaware Avenue, Wilmington, DE 19801

PNC Bank, National Association - One PNC Plaza, 249 Fifth Avenue, Pittsburgh, PA 15222-2707

PNC Capital Advisors, LLC - One PNC Plaza, 249 Fifth Avenue, Pittsburgh, PA 15222-2707

PNC Delaware Trust Company - 222 Delaware Avenue, Wilmington, DE 19801

ITEM 2	(c) -	CITIZENSHIP:

The PNC Financial Services Group, Inc. - Pennsylvania

PNC Bancorp, Inc. - Delaware

PNC Bank, National Association - United States

PNC Capital Advisors, LLC - Delaware

PNC Delaware Trust Company - Delaware

Page 7 of 8 Pages

ITEM 4 -	OWNERSHIP:

The following information is as of December 31, 2012:

(a) Amount Beneficially Owned:

21,655,648*

(b) Percent of Class:

19.66

(c) Number of shares to which such person has:

(i) sole power to vote or to direct the vote

66,818

(ii) shared power to vote or to direct the vote

21,585,971*

(iii) sole power to dispose or to direct the disposition of

29,335

(iv) shared power to dispose or to direct the disposition of

21,595,419*

ITEM 6 -	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Of the total shares of common stock reported herein, 21,585,971 shares are held in trust accounts for which PNC Bank, National Association serves as co-trustee. PNC Bank, National Association serves as co-trustee with Clarence Otis, Jr. and Ursula F. Fairbairn and is deemed to share with them voting power and dispositive power with respect to those 21,585,971 shares.

Of the total shares of common stock reported herein, 66,437 shares are held in accounts at PNC Bank, National Association in a fiduciary capacity outside of the above-referenced trusts.

Of the total shares of common stock reported herein, 3,130 shares are held in accounts at PNC Capital Advisors, LLC in a fiduciary capacity outside of the above-referenced trusts.

Of the total shares of common stock reported herein, 110 shares are held in accounts at PNC Delaware Trust Company in a fiduciary capacity outside of the above-referenced trusts.

ITEM 7 -	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Included are the following subsidiaries of The PNC Financial Services Group, Inc. - HC:

PNC Bancorp, Inc. - HC (wholly owned subsidiary of The PNC Financial Services Group, Inc.)

PNC Bank, National Association - BK (wholly owned subsidiary of PNC Bancorp, Inc.)

PNC Capital Advisors, LLC - IA (wholly owned subsidiary of PNC Bank, National Association)

PNC Delaware Trust Company - BK (wholly owned subsidiary of PNC Bank, National Association)

ITEM 10 -	CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

*	See the response to Item 6.

Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 8, 2013		February 8, 2013
Date		Date

By:	/s/ William S. Demchak	By:	/s/ Kevin A McCreadie
Signature - The PNC Financial Services Group, Inc.		Signature - PNC Capital Advisors, LLC
William S. Demchak, President		Kevin A. McCreadie, Manager, President & CEO
Name & Title		Name & Title

February 8, 2013		February 8, 2013
Date		Date

By:	/s/ Nicholas M. Marsini, Jr.	By:	/s/ Richard F. Cairns
Signature - PNC Bancorp, Inc.		Signature - PNC Delaware Trust Company
Nicholas M. Marsini, Jr., Chairman		Richard F. Cairns, Chairman & CEO
Name & Title		Name & Title

February 8, 2013
Date

By:	/s/ William S. Demchak
Signature - PNC Bank, National Association
William S. Demchak, President
Name & Title

AN AGREEMENT TO FILE A JOINT STATEMENT WAS PREVIOUSLY FILED